Exhibit 2(a)

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of February 28, 2014, is entered into between Supreme Corporation, a Texas corporation (“Seller”), and Forest River Manufacturing, LLC, an Indiana corporation (“Buyer”).

RECITALS

WHEREAS, Seller is engaged through its StarTrans Bus Division in the business of manufacturing, sale, and distribution of shuttle buses for the municipal and retail markets (the “Business”); and

WHEREAS, Seller desires to sell and assign to Buyer, and Buyer desires to purchase, acquire and assume from Seller, certain assets and liabilities of the Business, subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.01                            Purchase and Sale of Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, free and clear of all Encumbrances other than Permitted Encumbrances, all of Seller’s right, title and interest in, to and under the following assets, properties and rights of Seller, to the extent that such assets, properties and rights exist as of the Closing Date and exclusively relate to the Business (collectively, the “Purchased Assets”):

(a)              all machinery and equipment of the Business listed in Exhibit A will be purchased at net book value;

(b)              all raw materials of the Business at 100 cents on the dollar for new, uncut, current and non-obsolete (as reflected on Seller’s books) inventory.  Any raw materials aged more than two (2) years from the Closing Date may be excluded from the sale at Buyer’s option.  Seller will continue to operate the Business and add to/consume materials until the closing date; an inventory will be taken and the purchase price will be adjusted for any additions/usage prior to such closing date;

(c)               intangible assets of the Business consisting of:  the StarTrans trademark, know-how consisting of: only those engineering drawings, bills of materials, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, and quality control records and procedures, that relate exclusively to the Business, valued in the amount of One Million Dollars ($1,000,000);

(d)              all new and untitled 2013 and 2014 Ford and GM cutaway chassis of the Business remaining at closing at invoice less all applicable credits and rebates; inventory as of date of execution of this Agreement is listed in Exhibit B.  Seller will continue to operate the Business and add to/consume chassis until the closing date; an inventory will be taken and the purchase price will be adjusted for any additions/usage prior to such closing date;

(e)               all finished goods inventory of the Business at 100 cents on the dollar for the purchase price stated by the dealer on the purchase order (prior to close, Seller will ensure all work-in-process is run out to completed vehicles);

(f)                all stock, used (including King County buses), and demonstrator units of the Business for book value, less a discount of thirty-six and sixty seven hundredths percent (36.67%), a listing of such units being attached hereto as Exhibit C, but excluding any and all test units or crash units; Seller may continue to market these vehicles until the closing date and the purchase price will be adjusted for any sales prior to such closing date; and

(g)               all open purchase orders and unexpired governmental and municipal bid contracts used exclusively in connection with the Business (collectively, the “Assigned Contracts”);

Section 1.02                            Excluded Assets. Other than the Purchased Assets subject to Section 1.01, Buyer expressly understands and agrees that it is not purchasing or acquiring, and Seller is not selling or assigning, any other assets or properties of Seller, and all such other assets and properties shall be excluded from the Purchased Assets and retained by Seller (the “Excluded Assets”). Excluded Assets include, without limitation, the following assets and properties of Seller:

(a)              all cash and cash equivalents, bank accounts and securities of Seller;

(b)              all accounts or notes receivable of the Business;

(c)               all Contracts that are not Assigned Contracts;

(d)              all Intellectual Property not listed in Section 1.01 (c) above;

(e)               all Owned Real Property and Leased Real Property;

(f)                the corporate seals, organizational documents, minute books, stock books, Tax Returns and any related records, books of account or other records having to do with the corporate organization of Seller, all employee-related or employee benefit-related files or records, other than personnel files of transferred employees, and any other books and records which Seller is prohibited from disclosing or transferring to Buyer under applicable Law and is required by applicable Law to retain or which are not exclusive to the Business or the Purchased Assets;

(g)               bank accounts and lockboxes;

(h)              all Permits, including Environmental Permits, related to the Business which are not transferable, and all rights and incidents of interest therein;

(i)                  all insurance policies of Seller and all rights to applicable claims and proceeds thereunder;

(j)                 all Benefit Plans and trusts or other assets attributable thereto;

(k)              all Tax assets (including duty and Tax refunds and prepayments) of Seller or any of its Affiliates;

(l)                  all rights to any action, suit or claim of any nature available to or being pursued by Seller, whether arising by way of counterclaim or otherwise; and

(m)          all assets, properties and rights used by Seller in its businesses other than the Business.

Section 1.03                            Assumed Liabilities. On the terms and subject to the conditions set forth herein, Buyer shall assume, accept and agree to pay, perform and discharge when due any and all liabilities and obligations of Seller arising out of or relating to the Purchased Assets on or after the Closing, other than the Excluded Liabilities (collectively, the “Assumed Liabilities”), including the following:

(a)              all warranty obligations, whether now existing or arising in the future, (except for epidemic defects in fiberglass wall cracking or similar epidemic structural defects) for all shuttle buses manufactured by Seller’s Supreme/Startrans shuttle bus division, whether manufactured before or after the Closing Date.  In consideration for taking on this obligation, the Purchase Price referred to in Section 1.05 shall be reduced by the sum of Six Hundred Forty Thousand Dollars ($640,000).  For the avoidance of doubt, in the event Seller is sued related to these warranty obligations after the Closing Date, the provisions of Article VII of this Agreement relating to Indemnification shall apply.

(b)              all liabilities and obligations arising under or relating to the Assigned Contracts;

(c)               all liabilities and obligations for (i)  Taxes relating to the Purchased Assets or the Assumed Liabilities for any taxable period ending after the Closing Date, and (ii) those Taxes specified in Section 5.07 of this Agreement; and

(d)              all other liabilities and obligations arising out of or relating to Buyer’s ownership or operation of the Purchased Assets whether with respect to products manufactured by or services provided by Buyer on or after the Closing Date or otherwise.  For the avoidance of doubt, in the event Seller is sued related to aforementioned after the Closing Date, the provisions of Article VII of this Agreement relating to Indemnification shall apply.

Section 1.04                            Excluded Liabilities. Buyer shall not assume and shall not be responsible to pay, perform or discharge any of the following liabilities or obligations of Seller (collectively, the “Excluded Liabilities”):

(a)              except for as provided in Section 1.03(a), any liabilities or obligations asserted presently or in the future with respect to products manufactured or services provided by Seller prior to the Closing Date.  For the avoidance of doubt, in the event Buyer is sued related to these products manufactured or services provided by Seller prior to the Closing Date, the provisions of Article VII of this Agreement relating to Indemnification shall apply.

(b)              any liabilities or obligations relating to or arising out of the Excluded Assets;

(c)               any liabilities or obligations for (i) Taxes relating to the Business, the Purchased Assets or the Assumed Liabilities for any taxable period ending on or prior to the Closing Date;

(d)              any liabilities or obligations of Seller relating to or arising out of (i) the employment, or termination of employment, of any Employee prior to the Closing, or (ii) workers’ compensation claims of any Employee which relate to events occurring prior to the Closing Date;

Section 1.05                            Purchase Price. The purchase price for the Purchased Assets shall be the aggregate prices for items 1.01 (a)-(f), less the sum of Six Hundred Forty Thousand Dollars ($640,000) as required in Section 1.03(a), less an additional sum of Fifty Thousand Dollars ($50,000) (the “Purchase Price”).  The purchase price shall be paid by wire transfer of immediately available funds to an account designated in writing by Seller to Buyer no later than the Closing Date.  Prior to close the parties will settle all final adjustments to the Purchase Price as may be related to raw materials additions or consumption and/or stock vehicle sales.

Section 1.06                            Non-assignable Assets.

(a)              Notwithstanding anything to the contrary in this Agreement, and subject to the provisions of this Section 1.06, to the extent that the sale, assignment, transfer, conveyance or delivery, or attempted sale, assignment, transfer, conveyance or delivery, to Buyer of any Purchased Asset would result in a violation of applicable Law, or would require the consent, authorization, approval or waiver of a Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (including any governmental authority), and such consent, authorization, approval or waiver shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, assignment, transfer, conveyance or delivery, or an attempted sale, assignment, transfer, conveyance or delivery, thereof; provided, however, that, subject to the satisfaction or waiver of the conditions contained in Article VI, the Closing shall occur notwithstanding the foregoing without any adjustment to the Purchase Price on account thereof. Following the Closing, Seller and Buyer shall use commercially reasonable efforts, and shall cooperate with each other, to obtain any such required consent, authorization, approval or waiver, or any release, substitution or amendment required to novate all liabilities and obligations under any and all Assigned Contracts or other liabilities that constitute Assumed Liabilities or to obtain in writing the unconditional release of all parties to such arrangements, so that, in any case, Buyer shall be solely responsible for such liabilities and obligations from and after the Closing Date; provided, however, that neither Seller nor Buyer shall be required to pay any consideration therefor. Once such consent, authorization, approval, waiver, release, substitution or amendment is obtained, Seller shall sell, assign, transfer, convey and deliver to Buyer the relevant Purchased Asset to which such consent, authorization, approval, waiver, release, substitution or amendment relates for no additional consideration. Applicable sales, transfer and other similar Taxes in connection with such sale, assignment, transfer, conveyance or license shall be paid by Buyer in accordance with Section 5.07.

(b)              To the extent that any Purchased Asset, Assigned Contract and/or Assumed Liability cannot be transferred to Buyer following the Closing pursuant to this Section1.06, Buyer and Seller shall use commercially reasonable efforts to enter into such arrangements (such as subleasing, sublicensing or subcontracting) to provide to the parties the economic and, to the extent permitted under applicable Law, operational equivalent of the transfer of such Purchased Asset, Assigned Contract, and/or Assumed Liability to Buyer as of the Closing and the performance by Buyer of its obligations with respect thereto. Buyer shall, as agent or subcontractor for Seller pay, perform and discharge fully the liabilities and obligations of Seller thereunder from and after the Closing Date. To the extent permitted under applicable Law, Seller shall, at Buyer’s expense, hold in trust for and pay to Buyer promptly upon receipt thereof, such Purchased Asset or Assigned Contract and all income, proceeds and other monies received by Seller to the extent related to such Purchased Asset or Assigned Contract in connection with the arrangements under this Section 1.06. Seller shall be permitted to set off against such amounts all direct costs associated with the retention and maintenance of such Purchased Assets and Assigned Contracts. (For the avoidance of doubt, this Section 1.06 will apply in the event a governmental/municipal bid is non-assignable and the parties would cooperate such that Buyer would construct the vehicle as subcontractor for Seller.)

ARTICLE II
CLOSING

Section 2.01                            Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Seller located at 2581 East Kercher Road, Goshen, Indiana 46528 at 10:00am, Central time, on the later of March 29, 2014 or the second Business Day after all of the conditions to Closing set forth in Article VI are either satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time, date or place as Seller and Buyer may mutually agree upon in writing. The date on which the Closing is to occur is herein referred to as the “Closing Date.”

Section 2.02                            Closing Deliverables.

(a)              At the Closing, Seller shall deliver to Buyer the following:

(i)                                     a bill of sale, duly executed by Seller, transferring the tangible personal property included in the Purchased Assets to Buyer;

(ii)                                  an assignment and assumption agreement, duly executed by Seller, effecting the assignment to and assumption by Buyer of the Purchased Assets and the Assumed Liabilities; and

(iii)                               such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

(b)              At the Closing, Buyer shall deliver to Seller the following:

(i)                                     the Purchase Price; and

(ii)                                  the assignment and assumption agreement duly executed by Buyer;

Section 2.03                            Post Closing Transfer of Property

Seller and Buyer shall cooperate to facilitate an orderly and complete transfer of the Purchased Assets.  Purchased Assets shall be available for pickup beginning immediately after closing at 2572 East Kercher Road, Goshen, IN 46528.  Buyer shall have forty-five (45) days from the Closing Date to pick up all Purchased Assets.  Any Purchased Assets not picked up by that date may be disposed of by Seller as it sees fit, without any recourse to Buyer.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that the statements contained in this Article III are true and correct as of the date hereof.

Section 3.01                            Organization and Qualification of Seller. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the state of Texas.

Section 3.02                            Authority of Seller. Seller has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller.

Section 3.03                            Title to Tangible Personal Property. Seller has good and valid title to, or a valid leasehold interest in, all Tangible Personal Property included in the Purchased Assets, free and clear of any and all encumbrances of any kind or nature whatsoever.

Section 3.04                            No Other Representations and Warranties. Except for the representations and warranties contained in this Article III neither Seller nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller, including any representation or warranty as to the accuracy or completeness of any information regarding the Business and the Purchased Assets furnished or made available to Buyer and its Representatives (including any information, documents or material made available to Buyer, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Business, or any representation or warranty arising from statute or otherwise in law.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements contained in this Article IV are true and correct as of the date hereof.

Section 4.01                            Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Indiana.

Section 4.02                            Authority of Buyer.  Buyer has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer.

Section 4.03                            Sufficiency of Funds. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

Section 4.04                            Independent Investigation. All Purchased Assets are sold “as is” and “where is”.  Buyer has conducted its own independent investigation, review and analysis of the Purchased Assets, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller set forth in Article III of this Agreement; and (b) neither Seller nor any other Person has made any representation or warranty as to Seller, the Business, the Purchased Assets or this Agreement, except as expressly set forth in Article III of this Agreement.

ARTICLE V
COVENANTS

Section 5.01                            Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), Seller shall (a) conduct the Business in the ordinary course of business; and (b) use commercially reasonable efforts to maintain and preserve intact its current Business organization, operations and franchise and to preserve the rights, franchises, goodwill and relationships of its Employees, customers, lenders, suppliers, regulators and others having relationships with the Business.

Section 5.02                            Confidentiality. On January 16, 2014 the parties hereto executed a Confidentiality Letter Agreement (hereinafter “Confidentiality Agreement”).  Buyer acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to Buyer pursuant to this Agreement for a period of three (3) years from the Closing Date. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 5.02 shall nonetheless continue in full force and effect for a period of three (3) years.  Furthermore, Seller agrees that the intangible assets described in Section 1.01(c) constitute “Confidential Information” and Seller agrees that all Confidential Information shall be kept secured by Seller and shall not be disclosed by Seller to any party for a period of three (3) years after the Closing Date, except as may be required by law.

Section 5.03                            Governmental Approvals and Consents

(a)              Each party hereto shall, as promptly as possible, use its reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

Section 5.04                            Closing Conditions From the date hereof until the Closing, each party hereto shall use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VI hereof.

Section 5.05                            Public Announcements. Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), and the parties shall cooperate as to the timing and contents of any such announcement.  Notwithstanding the foregoing, and for the avoidance of doubt, the parties acknowledge that the execution of this agreement will require a filing of a Current Report on Form 8-K by Seller with the Securities and Exchange Commission, and Buyer hereby consents to such 8-K filing and each party may file a press release announcing the transaction post-closing which does not need to be approved by the other party.

Section 5.06                            Bulk Sales Laws. The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer.

Section 5.07                            Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne and paid by Buyer when due. Buyer shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Seller shall cooperate with respect thereto as necessary).

Section 5.08                            Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

Section 5.09                            Noncompetition.  For a period of five (5) years from the date of this Agreement, Seller agrees that it shall not own, manage, operate, control, or participate in any material way in any shuttle bus business; to wit, the manufacture, sale, and distribution of shuttle buses within the United States of America.  The parties agree that the time period and areas of this noncompetition agreement are reasonable and fair given Buyer’s nature and scope of its business.  The parties further agree that this paragraph does not apply in any way to the Seller’s Trolley bus division, the assets and business of which are not being sold to Buyer and which will continue to be operated by Seller in its sole discretion.

ARTICLE VI
CONDITIONS TO CLOSING

Section 6.01                            Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)              No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(b)              The cause of action pending in Elkhart County, Cause number 20C01-1201-PL-00025, entitled Supreme Indiana Operations, Inc. v. Lisa Curie and Forest River, Inc., be fully dismissed, with prejudice, with every party withdrawing all claims.

Section 6.02                            Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a)              The representations and warranties of Seller contained in Article III shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date.

(b)              Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

Section 6.03                            Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing, of each of the following conditions:

(a)              The representations and warranties of Buyer contained in Article IV shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date.

(b)              Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)               Buyer shall have delivered to Seller the Purchase Price, and such other documents and deliveries set forth in this Agreement.

ARTICLE VII
INDEMNIFICATION

Section 7.01                            Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is twelve (12) months from the Closing Date. None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

Section 7.02                            Indemnification By Seller. Subject to the other terms and conditions of this Article VII, Seller shall indemnify Buyer against, and shall hold Buyer harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Buyer based upon, arising out of, with respect to or by reason of:

(a)              any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement;

(b)              any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement; or

(c)               any Excluded Liability.

Section 7.03                            Indemnification By Buyer. Subject to the other terms and conditions of this Article VII, Buyer shall indemnify Seller against, and shall hold Seller harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Seller based upon, arising out of, with respect to or by reason of:

(a)              any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement;

(b)              any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement; or

(c)               any Assumed Liability.

Section 7.04                            Certain Limitations. The party making a claim under this Article VII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article VII is referred to as the “Indemnifying Party”. The indemnification provided for in Section 7.02 and Section 7.03 shall be subject to the following limitations:

(a)              The aggregate amount of all Losses for which an Indemnifying Party shall be liable pursuant to Section 7.02(a), or Section 7.03(a), as the case may be, shall not exceed Five Hundred Thousand Dollars ($500,000).

(b)              Payments by an Indemnifying Party pursuant to Section 7.02 or Section 7.03 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received or reasonably expected to be received by the Indemnified Party in respect of any such claim. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement.

(c)               Payments by an Indemnifying Party pursuant to Section 7.02 or Section 7.03 in respect of any Loss shall be reduced by an amount equal to any Tax benefit realized or reasonably expected to be realized as a result of such Loss by the Indemnified Party.

(d)              In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

(e)               Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

(f)                Seller shall not be liable under this Article VII for any Losses based upon or arising out of any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement if Buyer had knowledge of such inaccuracy or breach prior to the Closing.

Section 7.05                            Indemnification Procedures.

(a)              Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 7.05(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 7.05(b), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b)              Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed).

Section 7.06                            Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated for tax purposes as elected by the Indemnifying Party, unless otherwise required by Law.

Section 7.07                            Exclusive Remedies. Subject to the provisions of Section 9 of this Agreement relating to specific performance, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from intentional fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VII. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VII. Nothing in this Section 7.07 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 9 of this Agreement.

ARTICLE VIII
TERMINATION

Section 8.01                            Termination. This Agreement may be terminated at any time prior to the Closing:

(a)              by the mutual written consent of Seller and Buyer;

(b)              by Buyer by written notice to Seller if any of the conditions set forth in Section 6.01 or Section 6.02 shall not have been satisfied or waived by March 29, 2014, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c)               by Seller by written notice to Buyer if any of the conditions set forth in Section 6.01 or Section 6.03 shall not have been fulfilled by the Buyer by March 29, 2014, unless such failure shall be due to the failure of Seller to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(d)              by Buyer or Seller in the event that:

(i)                  there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(ii)               any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

Section 8.02                            Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except that nothing herein shall relieve any party hereto from liability for any intentional breach of any provision hereof.

Section 8.03                            Termination Fee.

(a)              In the event that all of Buyer’s conditions to closing set forth in Section 6.01 and Section 6.02 have been satisfied (other than conditions which, by their nature, are to be satisfied on the Closing Date) and Buyer fails to consummate the Closing on or before the March 29, 2014, Buyer shall pay to Seller, as liquidated damages, an amount equal to Five Hundred Thousand dollars ($500,000) (the “Termination Fee”).

(b)              In the event that all of Seller’s conditions to closing set forth in Section 6.01 and Section 6.03 have been satisfied (other than conditions which, by their nature, are to be satisfied on the Closing Date) and Seller fails to consummate the Closing on or before the March 29, 2014, Seller shall pay to Buyer, as liquidated damages, an amount equal to Five Hundred Thousand Dollars ($500,000) (the “Termination Fee”).  This provision, however, shall not apply to Seller in the event the parties cannot come to agreement on the raw materials pricing for Section 1.01(b) or the stock, used, and demonstrator unit pricing under Section 1.01(f).

(c)               In the event litigation or other legal proceeding is instituted by a party to collect the Termination Fee, the party prevailing in such litigation or other legal proceeding shall be entitled to recover from the other party all reasonable out-of-pocket costs incurred in or by reason of such litigation or legal proceeding.

ARTICLE IX
MISCELLANEOUS

Section 9.01         Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 9.02         Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

If to Seller:	Supreme Industries, Inc. 2581 East Kercher Road Goshen, Indiana 46528 Facsimile: (574) 642-0712 E-mail: mark.weber@supremecorp.com Attention: Mr. Mark Weber

with a copy to:	Supreme Industries, Inc. 2581 East Kercher Road Goshen, Indiana 46528 Facsimile: (574) 642-0722 E-mail: john.dorbin@supremecorp.com Attention: Mr. John W. Dorbin, Jr.

If to Buyer:	Forest River, Inc. 2367 Century Drive Goshen, IN 46528 Facsimile: 574-642-4795 E-mail: dcwright@forestriverinc.com Attention: Mr. David Wright

with a copy to:	J. Richard Ransel Thorne — Grodnik, LLP 228 W. High Street Elkhart, IN 46516 Facsimile: 574-294-5390 E-mail: jransel@tglaw.us Attention: J. Richard Ransel

Section 9.03         Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 9.04         Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 9.05         Entire Agreement. This Agreement and the other documents contemplated herein constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter.  In a conflict between this Agreement and a related document, this Agreement controls.

Section 9.06         Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 9.07         No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08         Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 9.09         Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)           This Agreement shall be governed by and construed in accordance with the internal laws of the State of Indiana without giving effect to any choice or conflict of law provision or rule (whether of the State of Indiana or any other jurisdiction).  The parties agree that in any suit or proceeding out of or relating to this Agreement, the courts of Elkhart County, State of Indiana, and the Federal Courts with jurisdiction over Elkhart County Indiana are proper venue and each party submits to such jurisdiction without objection.

Section 9.10         Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 9.11         Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 9.12         Non-recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other Representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SUPREME CORPORATION

By:	/s/ Mark D. Weber
Name: Mark D. Weber Title: President and CEO

FOREST RIVER MANUFACTURING, LLC

By:	/s/ David C. Wright
Name: David C. Wright Title: President Bus

EXHIBIT A- MACHINERY AND EQUIPMENT LIST

EXHIBIT B- NEW AND UNTITLED 2013 AND 2014 FORD AND GM CUTAWAY CHASSIS

EXHIBIT C-  STOCK, USED, AND DEMONSTRATOR LIST